Exhibit 99.2
PRESS RELEASE


                                             Contacts:
                                             Becky Haight, Investor Relations
                                             1-202-295-3292

                                             Kye Presley-Dowd, Media
                                             1-202-625-7284

                      PATHNET REPORTS THIRD QUARTER RESULTS

WASHINGTON, DC, NOVEMBER 10, 1998--Pathnet, Inc., a privately-held wholesale provider of high-quality, low-cost telecommunications capacity to second- and third-tier markets, today announced its results for the quarter ended September 30, 1998. The company reported revenue of $475,000, earnings before interest, taxes, depreciation and amortization (EBITDA) losses of $3.8 million, and a net loss of $11.9 million for the quarter. As a development stage enterprise, year-over-year comparisons of Pathnet's financials may not serve as a meaningful indication of the company's progress or future financial performance.

Pathnet is executing its operating plan to build a digital network by upgrading, integrating and leveraging existing telecommunications assets, sites and rights of way, including those utilized by railroads, utility and pipeline companies, and state and local governments (stategic partners). Substantially all of the company's revenue for the three and nine month periods ended September 30, 1998 is derived from construction management services for strategic partners. With the recent activation of Pathnet's first customers and the imminent completion of several additional network routes, the company expects to begin reporting revenue from the sale of telecommunications services in the fourth quarter.

In addition to third quarter operating expenses of $4.5 million, the company recorded a one-time charge of $1.4 million in costs related to the company's postponed initial public offering. As a result of general weakness in the capital markets, Pathnet elected to postpone its planned IPO in August 1998. Operating expenses for the third quarter resulted primarily from costs associated with Pathnet's priority focus on sales and marketing efforts and network construction management.

During the quarter, Pathnet announced a contract with the Burlington Northern Santa Fe Railroad (BNSF) to initiate construction to overbuild its private microwave system from Chicago, Illinois to St. Paul, Minnesota. BNSF owns one of the largest private networks in the United States.

Commenting  on the company's  results,  Pathnet  president  and chief  executive officer, Dick Jalkut said, "We're extremely pleased with our progress and development through all three quarters of this year. Despite our start-up status, we've succeeded in greatly enhancing our credibility with both our strategic partners and our targeted carrier market. In addition, we've solidified our management team, built out our sales and operations infrastructure, and delivered on our first contract with a major carrier. The Burlington Northern contract is another significant step along the way and each of these successes has a measurable impact on our momentum going forward." he added.

As of September 30, 1998, the company had over $250 million in cash and marketable securities available for its use. That amount does not include approximately $81 million in pledged securities set aside to service interest payments to bondholders through April, 2000. Capital expenditures for the third quarter were $18.4 million, bringing total plant and equipment deployed to $33.5 million. Capital expenditures are expected to continue to increase as Pathnet progresses with the build-out of its network.

Company Highlights for the Third Quarter

    o Contract with Burlington Northern Santa Fe to over-build its private network from Chicago, Illinois to St. Paul, Minnesota.
    o     First order with a major carrier.
    o Completed 400 route miles of network, bringing total route miles completed to 1,200.
    o Added 1,400 additional route miles to construction schedule, bringing total route miles under construction to 5,500.

This press release contains some matters that are forward-looking statements. The reader is cautioned that these forward-looking statements, such as plans to sign additional agreements with private network operators; offer services to telecom service providers; build a digital network; and statements regarding the development of Pathnet's business, and other statements contained herein regarding matters that are not historical facts, are only predictions. No assurance can be given that the future results will be achieved; actual events may differ materially as a result of risks facing Pathnet. For a discussion of factors that could affect the forward-looking statements, see Pathnet's public filings on file with the Securities and Exchange Commission.

                                  PATHNET, INC.
                        (A Development Stage Enterprise)
                CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)
                      (In thousands except per share data)
 .

                                           For the three months   For the nine months
                                                  ended                  ended
                                               September 30,           September 30,
                                               -------------           -------------
                                              1998     1997         1998        1997
                                              ----     ----         ----        ----
Revenue                                   $    475    $   --      $  1,050    $     63
                                          --------    --------    --------    --------
Expenses:
    Cost of revenue                          1,621        --         5,386        --
    Selling, general and administrative      2,695       1,188       6,722       2,538
    Depreciation expense                       204          11         315          27
                                          --------    --------    --------    --------
      Total expenses                         4,520       1,199      12,423       2,565
                                          --------    --------    --------    --------
Net operating loss                          (4,045)     (1,199)    (11,373)     (2,502)
Interest expense                           (11,151)       --       (21,862)       --
Interest income                              4,729          23       9,574          60
Initial public offering costs               (1,355)       --        (1,355)       --
Other income, net                                2        --             1        --
                                          --------    --------    --------    --------
      Net loss                            $(11,820)   $ (1,176)   $(25,015    $ (2,442)
                                          ========    ========    ========    ========
Basic and diluted loss per
    Common share                          $  (4.07)   $  (0.41)   $  (8.62)   $  (0.84)
                                          ========    ========    ========    ========
Weighted average number of
    Common shares outstanding                2,902       2,900       2,902       2,900
                                             =====       =====       =====       =====
Other Data:
    EBITDA                                  (3,841)     (1,188)    (11,058)     (2,475)
                                            ======      ======     =======      ======

                                  PATHNET, INC.
                        (A Development Stage Enterprise)
                           CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                                          September 30,        December 31,
                                                                              1998                 1997
                                                                              ----                 ----
                                                                           (Unaudited)
                                ASSETS
Cash and cash equivalents                                               $      59,559        $       7,831
Marketable securities available for sale, at market                           122,658                  --
Other current assets                                                            4,105                   49
                                                                        -------------        -------------
     Total current assets                                                     186,322                7,880
Property and equipment, net                                                    33,136                7,207
Deferred financing costs, net                                                  10,792                  251
Restricted cash                                                                10,647                  760
Marketable securities available for sale, at market                            69,011                  --
Pledged marketable securities held to maturity                                 83,224                  --
                                                                        -------------        -------------
      Total assets                                                      $     393,132        $      16,098
                                                                        =============        =============
                  LIABILITIES, MANDATORILY REDEEMABLE
               PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Accounts payable                                                        $      14,159        $       5,593
Accrued interest                                                               20,485                  -
Other current liabilities                                                       2,158                  300
                                                                        -------------        -------------
    Total current liabilities                                                  36,802                5,893
Bonds payable, net of unamortized bond discount of $3,890,250                 346,110                  -

Total mandatorily redeemable preferred stock                                   35,970               15,970
Total stockholders' deficit                                                   (25,750)              (5,765)
                                                                        -------------        -------------
      Total liabilities, mandatorily redeemable preferred stock and     $     393,132        $      16,098
                                                                        =============        =============
      stockholders' deficit


Selected statistical data:
      Route miles under construction                                       5,500
      Route miles complete                                                 1,200